legal & compliance, llc

laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ. CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. MARC S. WOOLF, ESQ. OF COUNSEL: CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

May 11, 2017

VIA ELECTRONIC EDGAR FILING

Dietrich A. King

Assistant Director

Office of Financial Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Amendment No. 3 to Registration Statement on Form S-4
Filed April 18, 2017
File No. 333-215442

Dear Mr. King:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 4 to the above-referenced registration statement on Form S-4 (“Amendment No. 4”). Amendment No. 4 is marked to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated April 7, 2017. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Information about IEG Holdings

Additional Information Regarding Our Loan Portfolio, page 66

Comment 1. We note your response to comment 6 and related additional disclosures in the filing. We note the roll forward of your loan receivables, portfolio yield, delinquency summary, and contractual loan maturity disclosures were only provided as of, or for the period ended December 31, 2016. As requested in our initial comment, please revise to provide the same disclosures for 2015 as well.

Response: The Company acknowledges the Staff’s comment and has included 2015 disclosures in Amendment No. 4, as requested.

Comment 2. We note your response to comment 6 and related additional disclosures in the filing. Please revise to provide additional discussion and reasons for your “more conservative internal charge-off policy in 2016 with some charge-offs being brought forward earlier in 2016 as compared to the policy in 2015.” Please ensure your charge-off policies disclosed in the summary of significant accounting policies in the notes to your financial statements accurately describe your charge-off policies for each of the periods presented.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Dietrich A. King

May 11, 2017

Response: The Company did not effect a change in policy. The Company has revised its disclosure in Amendment No. 4 as follows to clarify this point (additions are underlined and deletions are in strikethrough):

We saw a significant increase in charge-offs in 2016 versus 2015 as we saw an increasing trend in customer hardship and more customers utilizing external debt management services. ~~We also undertook a more conservative internal charge-off policy in 2016 with some charge-offs being brought forward earlier in 2016 as compared to the policy in 2015.~~While our charge-off policy has not changed, we did deploy more internal resources to identify the probability of losses given the current economy, the customers’ ability to repay, responsiveness to work out plans and collection reports. Through this more concerted internal approach, 2016’s charge-offs increased as a percentage of the portfolio, compared to the results of 2015. We significantly increased our level of loss recoveries in both dollar amount and percentage of loans receivable balance due to more internal resources being allocated to the task, combined with a larger pool of losses to recover funds from. The level of charge-offs decreased in the first quarter of 2017 compared to the first quarter of 2016, as we focused on refinancing existing customers with a solid track record of repayment rather than seeking new customers and also increased our focus on internal collections.

Corporate History, page 73

Comment 3. We note your response to comment 7 and your revised disclosure regarding your rationale for ceasing your operations in Australia in 2012. Please provide us with a summary of the material terms of the stop order issued by the Australian Securities & Investments Commission that prevented you from engaging in certain securities transactions, as noted in a July 12, 2012 article in The Australian. Please tell us whether this order impacted your decision to exit the Australian market and, as necessary, please revise your disclosure.

Response: Based on conversations with the Company, we advise the Staff as follows. On June 5, 2012, the Company filed a prospectus (the “Prospectus”) relating to a securities offering for up to AUD 1.1 million (approximately $1.1 million) with the Australian Securities and Investments Commission (the “ASIC”). Effective June 11, 2012, the Company, through its wholly owned subsidiary, IEC SPV, LLC (“IEC”), entered into loan and security agreement with BFG Loan Holdings, LLC (“BFG”), pursuant to which BFG provided IEC with a $3 million revolving credit facility. As of the date of filing with the ASIC, it was not certain that the BFG credit facility would close. The Company filed the Prospectus with the ASIC in order to permit the Company to seek working capital for new loans, which the BFG credit facility subsequently provided.

On June 19, 2012, the ASIC issued a Statement of Concerns, which is similar to a comment letter issued by the Commission. After receipt of the ASIC Statement of Concerns, the Company determined that it would not proceed with what could be a lengthy and expensive process of responding to and clearing the ASIC comments, as the offering funds were no longer required following entry into the BFG credit facility.

On June 27, 2012, the Company informed the ASIC of its desire to withdraw its Prospectus. Effective June 29, 2012, the ASIC, in response to the Company’s withdrawal request, issued a final stop order by consent relating to the Prospectus, as is the normal process when an issuer seeks to withdraw a prospectus. Despite what is alleged in the July 12, 2012 article in The Australian, the final stop order by consent was not issued by the ASIC to “block” or “thwart” the Company’s offering. Rather, the Company voluntarily withdrew the Prospectus. The final stop order by consent consists of only one sentence and merely provides that no offers, issues, sales or transfers of shares may be made under the Prospectus. The ASIC’s issuance of the final stop order by consent did not affect in any way the Company’s decision to cease Australian operations. Accordingly, the Company respectfully submits that no changes to the Company’s disclosure are necessary.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Dietrich A. King

May 11, 2017

If the Staff has any comments regarding Amendment No. 4 or any future amendments, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	H. Stephen Kim/U.S. Securities and Exchange Commission
Michael Volley/U.S. Securities and Exchange Commission
William H. Dorton/U.S. Securities and Exchange Commission
Nicholas Panos/U.S. Securities and Exchange Commission
Paul Mathieson/IEG Holdings Corporation